FORM 10-C

Securities and Exchanage Commission
Washington, DC  20549

Report by issuer of securities quoted on the Nasdaq Stock Market, filed pursuant to Section 13 of 15(d) of the Securities Exchange
Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

Exact name of issuer as specified in charter:  The Somerset
Group, Inc.
Address of principal executive offices:  135 N. Pennsylvania St.,
Suite 2800.  Indianapolis, IN  46204.
Issuer's telephone number (including area code):  (317) 269-1285

I.   Change in Number of Shares Outstanding
     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding.

1.   Title of security  Common stock, no par value
2.   Number of shares outstanding before the change   1,638,342
3.   Number of shares outstanding after the change   2,047,927
4.   Effective date of change  February 29, 1996
5.   Method of change   Stock split; 5 for 4
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of
     stock for treasury, etc)   One additional share for each 4
     shares held.
     Give brief description of transaction:  Record date:
     February 29, 1996; issue date; March 11, 1996.

II.  Change in Name of Issuer

1.   Name prior to change
2.   Name after change
3.   Effective date of charter amendment changing name
4.   Date of shareholder approval of change, if required

February 22, 1996     s/Joseph M. Richter   Exec. V.P. & Chief
                                        Financial Officer
   Date                Officer's Signature and Title